Filed by New Century Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: New Century Financial Corporation

Commission File No: 000-22633

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On August 6, 2004, we issued the following press release:

News Release

FOR ADDITIONAL INFORMATION CONTACT:

New Century Financial Corporation	Carrie Marrelli, VP, Investor Relations
18400 Von Karman, Suite 1000	(949) 224-5745
Irvine, CA 92612	Erin Freeman, VP, Corporate Communications
(949) 862-7624

New Century Announces July Loan Production of $3.6 Billion

Irvine, Calif., August 6, 2004, New Century Financial Corporation (Nasdaq: NCEN), one of the nation’s largest non-prime mortgage finance companies, announced today loan production volume for July 2004 of $3.6 billion, an increase of 64 percent compared with the same period last year. Average daily volume for the month increased 71 percent compared with July 2003.

July Loan Production

The following table compares the loan production volume for July 2004 with the same period in 2003:

$’s in billions	2004			2003
	$ Vol.	Funding Days	Average Daily $ Vol.	$ Vol.	Funding Days	Average Daily $ Vol.	% change in Vol.	% change in Average Daily Vol.
July	$3.6	21	$0.171	$2.2	22	$0.100	64%	71%

Fiscal YTD	$24.3	147	$0.165	$12.7	147	$0.086	91%	92%

“We are pleased with July’s production of $3.6 billion, which keeps us on track to achieve our previous guidance of $10 billion to $12 billion for the third quarter and $40 billion or more for 2004,” said Robert K. Cole, chairman of the board and chief executive officer.

About New Century

New Century Financial Corporation is one of the nation’s largest non-prime mortgage finance companies, providing first and second mortgage products to borrowers nationwide through its operating subsidiaries. New Century is committed to serving the communities in which it operates with fair and responsible lending practices. To find out more about New Century, please visit www.ncen.com.

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements under federal securities laws and New Century intends that such forward-looking statements be subject to the safe-harbor created thereby. Such forward-looking statements include, but are not limited to, New Century’s third quarter and full year 2004 production guidance of $10 billion to $12 billion and $40 billion or more, respectively. New Century cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements. Such factors include, but are not limited to, (i) the condition of the U.S. economy and financial system, (ii) the interest rate environment, (iii) the stability of residential property values, (iv) the potential effect of new state or federal laws or regulations, (v) the effect of increasing competition in New Century’s sector, (vi) New Century’s ability to maintain adequate financing facilities, (vii) the outcome of litigation or regulatory actions pending against New Century, and (viii) the risks identified in New Century’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2003, and its other periodic filings with the Securities and Exchange Commission. New Century assumes no obligation to update the forward-looking statements contained in this press release.

Proxy Information

This press release may be deemed to be solicitation material in connection with our previously announced plan to convert to a real estate investment trust (REIT). In connection with the proposed REIT conversion, a preliminary proxy statement/prospectus that is part of the registration statement on Form S-4, as amended, of New Century REIT, Inc. was filed with the

Securities and Exchange Commission on April 22, 2004. The preliminary proxy statement/prospectus is a proxy statement of New Century Financial and prospectus of New Century REIT, Inc., a wholly owned subsidiary of New Century Financial. Investors are urged to read the preliminary proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission, including the definitive proxy statement/prospectus when available, because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed by New Century Financial with the Securities and Exchange Commission free of charge by requesting them in writing from New Century Financial Corporation, 18400 Von Karman, Suite 1000, Irvine, California, 92612, Attention: Carrie Marrelli, or by telephone at (949) 224-5745.

Participants in Solicitation

New Century and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of New Century in connection with the proposed REIT conversion. Information about the directors and executive officers of New Century and their ownership of New Century stock are set forth in the preliminary proxy statement/prospectus. Investors are also urged to review the information regarding the interests of such participants in the definitive proxy statement/prospectus when filed with the Securities and Exchange Commission.